UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Everytable, PBC

Legal status of issuer

    Form
    Public Benefit Corporation (C Corporation)

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    October 14, 2015

Physical address of issuer
1101 W 23rd St, Los Angeles, CA 90007

Website of issuer
https://www.everytable.com/

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
April 1, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
60

	Most recent fiscal year-end (December 31, 2017)	Prior fiscal year-end (December 31, 2016)
Total Assets	$5,461,545.00	$1,463,905.00
Cash & Cash Equivalents	$4,550,418.00	$1,140,918.00
Accounts Receivable	$2,238.00	$718.00
Short-term Debt	$0.00	$1,300,358.00
Long-term Debt	$0.00	$1,662,000.00
Revenues/Sales	$1,357,775.00	$222,313.00
Cost of Goods Sold	$3,115,457.00	$592,277.00
Taxes Paid	$0.00	$0.00
Net Income (Loss)	($2,956,152.00)	($1,561,406.00)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


January 25, 2018

FORM C

Up to $1,070,000.00

Everytable, PBC

Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Everytable, PBC, a California Public Benefit Corporation (C Corporation) (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Investors" or "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $25.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are summarized below in the section entitled "*The Offering and the Securities--The Securities*" and are definitively described in the Crowd SAFE attached hereto as **Exhibit A**. In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

All agreements referenced or described herein that the Company deems material to this offering will be made available to be reviewed by prospective Purchasers upon such Purchaser's written request to the Company, conditioned upon the requesting party's execution of a confidentiality and nondisclosure agreement.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds

Minimum Individual Purchase Amount	$25.00	$1.25	$23.75
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.everytable.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 25, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND THE COMPANY MAY REQUIRE AN OPINION OF INVESTOR'S LEGAL COUNSEL, ACQUIRED AT INVESTOR'S EXPENSE, THAT ANY SUCH PROSPECTIVE TRANSFER WOULD COMPLY WITH APPLICABLE LAWS. INVESTORS

SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE COMPANY IS A PUBLIC BENEFIT CORPORATION FORMED PURSUANT TO SUBCHAPTER XV OF THE DELAWARE GENERAL CORPORATION LAW.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read

and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 11
    The Business 12
    The Offering 12
RISK FACTORS 13
    Risks Related to the Company's Business and Industry 13
    Risks Related to the Securities 40
BUSINESS 44
    Description of the Business 44
    Business Plan 44
    History of the Business 44
    The Company's Products and/or Services 44
    Competition 45
    Supply Chain and Customer Base 45
    Intellectual Property 45
    Governmental/Regulatory Approval and Compliance 46
    Litigation 47
    Other 47
USE OF PROCEEDS 48
DIRECTORS, OFFICERS AND EMPLOYEES 48
    Directors 49
    Officers 50
    Employees 51
CAPITALIZATION AND OWNERSHIP 52
    Capitalization 52
    Ownership 54
FINANCIAL INFORMATION 55
    Operations 55
    Liquidity and Capital Resources 55
    Capital Expenditures and Other Obligations 55

Material Changes and Other Information	55
Trends and Uncertainties	55
THE OFFERING AND THE SECURITIES	56
The Offering	56
The Securities	57
Voting and Control	60
Anti-Dilution Rights	60
Restrictions on Transfer	60
Other Material Terms	61
TAX MATTERS	62
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST	62
Related Person Transactions	62
Conflicts of Interest	66
OTHER INFORMATION	66
Bad Actor Disclosure	66
EXHIBITS	69
EXHIBIT A	
EXHIBIT B	
EXHIBIT C	
EXHIBIT D	

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: https://www.everytable.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities.

Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Everytable, PBC (the "Company") is a Delaware Public Benefit Corporation (C Corporation), formed on October 14, 2015. The Company was formerly known as Harvest Fresh Foods, PBC. The Company is currently conducting business under the name of Everytable, but because it was previously named Harvest Fresh Foods, PBC, certain legacy materials bearing that name may still exist and be in public circulation.

The Company is located at 1101 W 23rd St, Los Angeles, CA 90007.

The Company's website is https://www.everytable.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
We sell affordable, nutritious, ready-to-eat meals in grab-and-go and quick-dining retail settings, as well as through catering and other distribution channels. Our mission is to make nutritious, ready-to-eat meals available to everyone.

The Offering

Minimum amount of Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) being offered	50,000

Total Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$25.00
Offering deadline	March 30, 2018
Use of proceeds	See the description of the use of proceeds on page [ ] hereof.
Voting Rights	See the description of the voting rights on page [ ] hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

PLEASE CAREFULLY REVIEW THE INFORMATION CONTAINED IN THIS "RISK FACTORS" SECTION. IT IS CRITICAL THAT YOU UNDERSTAND AND ACKNOWLEDGE THE RISKS RELATED TO YOUR PROSPECTIVE INVESTMENT IN THE COMPANY, INCLUDING BUT NOT LIMITED TO THOSE DESCRIBED HEREIN. BY MAKING AN INVESTMENT, YOU AGREE TO UNDERTAKE THE RISKS DISCUSSED HEREIN.

Risks Related to the Company's Business and Industry

The Company is a new venture with a limited and unprofitable operating history.
The Company is was formed in 2015 and therefore has only a brief operating history. The Company's lack of a financial track record makes future performance difficult to predict. Company's limited prior results are likely to differ substantially from future performance. The Company has incurred and is likely to continue to incur a substantial operating deficit. Future losses are likely to be incurred before the Company's operations will become profitable. There is no assurance that the Company's operations will ever prove to be profitable. Company's senior management has not previously managed an entrepreneurial venture of like kind and Company's

success will depend in part on management's ability to deal with the problems, expenses, and delays associated with establishing a new business venture of this kind. The Company may not be successful in achieving the objectives necessary for it to overcome these risks and uncertainties.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing such products and thus may be better equipped than us to develop and commercialize such products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular ingredient.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience

operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a reseller of third-party products, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events

could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Distributors and resellers of our products may finance purchases of our products.

Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates could impair Distributors and resellers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of Distributors and resellers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private

parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase and our operational flexibility could be significantly reduced.

Despite continual organizing attempts by labor unions, all of our U.S. employees have thus far chosen not to unionize. The U.S. Congress has, in the past, considered adopting changes in labor laws, however, that would make it easier for unions to organize units of our employees. Such legislation could expose our customers to local work stoppages in key areas that interrupt the timely flow of shipments of time-sensitive, high-value goods throughout our global network. Such disruptions could threaten our ability to provide competitively priced shipping options and ready access to global markets. There is also the possibility that Congress could pass other labor legislation that could adversely affect our companies, whose employees are governed by the National Labor Relations Act of 1935, as amended.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. For example, climate change effects may drive up transportation costs for the transport and distribution of our goods; such effects may dramatically increase costs of certain key ingredients due to the effects on agricultural output and the availability of key inputs; and such effects may harm the general economy which in turn would harm our business

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.

We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Sam Polk and David Foster who are CEO and Vice President of the Company, respectively. The Company has entered into employment agreements with Sam Polk and David Foster although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Sam Polk and David Foster or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding our trade secrets, trademarks, or other intellectual property could be costly and time-consuming due to the importance of our intellectual property and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights.

Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all. We have entered into a co-existence agreement with a third party restricting and prohibiting the use of our filed trademarks in certain sectors.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The

sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party supplier facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers, as well as food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or

cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, which may include the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the production of our products from a number of domestic and foreign third-party suppliers. The demand for certain of these materials has caused shortages in the past, during which times other companies with greater financial resources than us purchased large quantities the materials, and our industry could face shortages again in the future. In addition, many of our raw materials are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of our ingredients, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of ingredient crops each year, and significant failure of a crop would adversely affect our costs.

The process of producing our food utilizes a large amount of electricity and water.

Parts of the country have been experiencing drought and electricity price increases for the last several years. We cannot predict whether water or electricity restrictions may be put in place, or price increases may take place, in the future.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as meal containers, labels, coolers and transport containers, and other packaging and transport materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We are heavily dependent on our distributors.
In the United States, where substantially all of our products are sold, sustained growth may require us to develop distributor relationships and enter into arrangements with distributors in new markets. No assurance can be given that we will be able to establish, maintain, or grow a distribution network or secure distributors on terms favorable to us, or at all. Distributors we engage sometimes represent competing brands, as well as nationally recognized brands, and are to varying degrees influenced by their continued business relationships with other brands. Our independent distributors may be influenced by a large brand, particularly if they rely on that brand for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are or will be generally good, these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Certain distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under certain state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we may enter into contractual relationships with certain distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the food industry, which could adversely affect the financial stability of distributors on which we rely.

We are subject to governmental regulations affecting our retail storefronts and food production facilities.

Federal, state and local laws and regulations govern the production and distribution of food products, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our retail locations and food production facilities, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our kitchens are subject to food and beverage regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These regulations relate to numerous aspects of daily operations of our storefronts and kitchens, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage, and sale of our products. Noncompliance with such laws and regulations may cause any particular state or jurisdiction to revoke our license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The retail food business can be seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.
Sales of food at retail locations can be somewhat seasonal, with certain quarters historically having lower sales than the rest of the year.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure co-packers for our products could impair our operations and substantially reduce our financial results.
We may eventually rely on third parties, called co-packers in our industry, to produce our products. We currently have 0 co-packing agreements for our products. Our eventual dependence on co-packers may put us at substantial risk in our operations. If we lose such relationships and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of certain products contributed disproportionately to our historical financial performance and cash flow.

A reduction in the sale of our products would have a material adverse effect on our ability to remain profitable and achieve future growth. A substantial proportion of our sales may be derived from one or more of our leading products. All of our secondary products may represent a relatively small portion of our sales. We cannot be certain that we will be able to continue to commercialize or expand distribution of our existing leading products or that any of our future food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;
• changes in consumer preferences regarding our food products and relevant substitutes and complements;
• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
• changes in awareness of the social effects of farming and food production;
• changes in consumer perception about trendy snack products;
• changes in consumer perception regarding the healthfulness of our products;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding food products or similar products;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising commodity costs;
• any changes in government policies and practices related to our products, labeling and markets;
• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
• new science or research that disputes the healthfulness of our products; and
• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, our products may be required to be compliant with regulations by the Food and Drug Administration (FDA).

We may be required to comply with certain FDA rules and regulations, such as those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Certain products may rely on independent certification that they are non-GMO, gluten-free or Kosher.

Certain of our product label representations may rely on independent certification of their non-GMO, gluten-free and Kosher status and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA

does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The main ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

There are general economic risks associated with the restaurant industry.

Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.

We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

The sale of food products at our stores subjects us to additional regulations and potential liability.

Because we sell food products, we are required to comply with the licensing and other requirements of the federal government, state and municipal authorities where our restaurant is located. Food control regulations require applications to state authorities and, in certain locations, county and municipal authorities for a license and permit to sell our products on the premises. Typically, the licenses are renewed annually and may be revoked or suspended for cause at any time. Food regulations relate to numerous aspects of the daily operations of restaurants and retail food establishments, including hours of operation, advertising, wholesale purchasing, inventory control and handling, storage and sale of our products. If we fail to comply with federal, state or local regulations, our licenses may be revoked, and we may be forced to terminate the sale of our products. Further, growing movements to change laws relating to food products may negatively impact operations or result in the loss of liquor licenses.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

- food safety concerns, including food tampering or contamination;
- food-borne illness incidents;
- the safety of the food commodities we use, particularly beef;
- guest injury;
- security breaches of confidential guest or employee information;
- employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or
- government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications.
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our

information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.

We do not own any real property and our restaurant is located on a leased premises. Our leases have terms of 5 to 10 years and may provide for renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the restaurant, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

Increased food commodity and energy costs could decrease our operating profit margins.

Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.

The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may be required.

HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.
Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law.
Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. We are unable to ensure compliance with all immigration laws and often rely upon employee-provided information to make employment decisions.

We may in the future rely on licensees or franchisees for the operation of licensed or franchised restaurants, and we may have limited control with respect to the operations of licensed or franchised restaurants, which could have a negative impact on our reputation and business.
We may in the future rely on licensees or franchisees and the manner in which they operate their restaurants to develop and promote our business. Our licensees are required to operate their restaurants according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our restaurants. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable laws at these restaurants. Failure of these restaurants to operate effectively could have a negative impact on our reputation or our business.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations.
We serve food and beverages. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. The imposition of menu-labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the hospitality industry in general.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during certain months affecting performance during affected quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because our retail storefronts are in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions and frequently-occurring natural disasters in this area.
Our financial performance dependent on our retail food locations in Los Angeles. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we may experience temporary or permanent storefront closures due to mudslides, wildfires, droughts, floods, and earthquakes. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Because our business is seasonal, with the highest volume of net sales during the fourth quarter, adverse events during the fourth quarter could materially affect our financial statements as a whole.
We generally recognize our highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of our fiscal year. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, public transportation disruptions, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season. An excess of seasonal merchandise inventory could result if our net sales during the holiday selling season fall below seasonal norms or expectations. If our fourth quarter sales results were substantially below expectations, our financial performance and operating results could be adversely affected by unanticipated markdowns, especially in seasonal merchandise.

The seasonality of our business places increased strain on our operations.
A disproportionate amount of our sales normally occur during our fourth quarter. If we do not stock or are otherwise unable to source products sufficient to meet customer demand, our business would be adversely affected. If we liquidate products, as we have in the past, we may be required to take significant inventory markdowns or write-offs, which could reduce profits. We may experience an increase in our shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our Website within a short period of time due to increased holiday demand, we may experience system interruptions that make our Website unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during peak periods, and delivery services and other fulfillment companies and customer service providers may be unable to meet the seasonal demand.

Our profitability may be negatively affected by inventory shrinkage.
We are subject to the risk of inventory loss and theft. We experience significant inventory shrinkage and cannot be sure that incidences of inventory loss and theft will decrease in the future or that the measures we are taking will effectively reduce the problem of inventory shrinkage. Although some level of inventory shrinkage is an unavoidable cost of doing business, if we were

to experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft, our business and results of operations could be affected adversely.

Failure to execute our inventory management process could adversely affect our business.
We must also properly execute our inventory management strategies by appropriately allocating merchandise among our stores, timely and efficiently distributing inventory to stores, maintaining an appropriate mix and level of inventory in stores, appropriately changing the allocation of floor space of stores among product categories to respond to customer demand and effectively managing pricing and markdowns, and there is no assurance we will be able to do so. Failure to effectively execute our inventory management strategies could adversely affect our performance and our relationship with our customers.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining commercial agreements, strategic alliances, and other business relationships.
We provide e-commerce and other services to businesses through commercial agreements, strategic alliances, and business relationships. Under these agreements, we enable sellers to offer products or services through our websites. These arrangements are complex and require substantial infrastructure capacity, personnel, and other resource commitments, which may limit the amount of business we can service. We may not be able to implement, maintain, and develop the components of these commercial relationships, which may include web services, fulfillment, customer service, inventory management, tax collection, payment processing, hardware, content, and third-party software, and engaging third parties to perform services. The amount of compensation we receive under certain of our commercial agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining, or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as: disruption of our ongoing business, including loss of management focus on existing businesses; impairment of other relationships; variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and difficulty integrating under the commercial agreements.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

We may not timely identify or effectively respond to consumer trends or preferences, whether involving physical retail, e-commerce retail or a combination of both retail offerings, which could negatively affect our relationship with our customers and the demand for our products and services.

It is difficult to predict consistently and successfully the products and services our customers will demand. The success of our business depends in part on how accurately we predict consumer demand, availability of merchandise, the related impact on the demand for existing products and the competitive environment, whether for customers purchasing products at our stores and clubs, through our e-commerce businesses or through the combination of both retail offerings. A critical piece of identifying consumer preferences involves price transparency, assortment of products, customer experience and convenience. These factors are of primary importance to customers and they continue to increase in importance, particularly as a result of digital tools and social media available to consumers and the choices available to consumers for purchasing products online, at physical locations or through a combination of both retail offerings. Failure to timely identify or effectively respond to changing consumer tastes, preferences (including the key factors described above) and spending patterns, whether for our physical retail offerings, e-commerce offerings or through a combination of these retail offerings, could negatively affect our relationship with our customers and the demand for our products and services.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.

Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

We depend upon designers, vendors and other sources of merchandise, goods and services.

Our business could be affected by disruptions in, or other legal, regulatory, political or economic issues associated with, our supply network. Our relationships with established and emerging designers have been a significant contributor to our past success. Our ability to find qualified vendors and access products in a timely and efficient manner is often challenging. In addition, our procurement of all our goods and services is subject to the effects of price increases, which we may or may not be able to pass through to our customers. All of these factors may affect our ability to access suitable merchandise on acceptable terms, are beyond our control and could negatively affect our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover

taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.
Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.
Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Risks Related to Company Management and Governance

Company lacks internal controls including reporting and detection systems.
The Company lacks a substantial internal control infrastructure including internal reporting and compliance detection systems. As a consequence, company management may be unable to properly detect and mitigate important events related to its operating and other risks, including but not limited to violations of employment law or employment contracts, violations of food safety regulations, and violations of data security and customer privacy laws. There can be no assurance that there are not significant deficiencies or material weaknesses in the quality of the Company's operating, financial, and disclosure controls and procedures. The cost to the Company of implementing improved controls and reporting and detection systems could be substantial and could have a material adverse effect on the Company's operations. Company does not presently have plans to adopt such controls or reporting and detection systems.

The company does not have audited financial statements nor does it have any plans to provide investors with annual audited financial statements or quarterly unaudited financial statements.
The Company does not have its financial statements reviewed by outside auditors, and any supplied financial statements may or may not be prepared in accordance with GAAP. The limited information provided herewith may not completely or accurately represent the financial condition of the company. Company is not obligated to provide annual audited or quarterly unaudited financial statements to accredited purchasers of its securities. As a consequence, any such purchasers may lack important financial information about the Company prior to making an investment and such purchasers may not be apprised of important financial developments in the Company's operations after making an investment. The lack of transparency caused by the lack of financial reporting and independent audit thereof creates increased risk of fraud or malfeasance that could not easily be detected by investors.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Sam Polk and David Foster in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Sam Polk and David Foster die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Company may pursue public benefit and stakeholder interests that are adverse to the interests of holders of company securities.
Company is a Delaware public benefit corporation formed pursuant to Delaware Code Title 8 Chapter 1, the Delaware General Corporation Law ("DGCL") Subchapter XV, "Public Benefit Corporations." The DGCL defines a public benefit corporation as follows (emphasis added): "(a) A "public benefit corporation" is a for-profit corporation organized under and subject to the requirements of this chapter that is intended to produce a public benefit or public benefits and to operate in a responsible and sustainable manner. To that end, a public benefit corporation shall be managed in a manner that balances the stockholders' pecuniary interests, the best interests of those materially affected by the corporation's conduct, and the public benefit or public benefits identified in its certificate of incorporation. In the certificate of incorporation, a public benefit corporation shall: (1) Identify within its statement of business or purpose pursuant to § 102(a)(3) of this title 1 or more specific public benefits to be promoted by the corporation; and (2) State within its heading that it is a public benefit corporation. (b) "Public benefit" means a positive effect (or reduction of negative effects) on 1 or more categories of persons, entities, communities or interests (other than stockholders in their capacities as stockholders) including, but not limited to, effects of an artistic, charitable, cultural, economic, educational, environmental, literary, medical, religious,

scientific or technological nature. "Public benefit provisions" means the provisions of a certificate of incorporation contemplated by this subchapter."

Company has stated the following public benefit provisions in its certificate of incorporation: "The specific public benefit purpose of the Corporation is to increase the population's access to affordable healthy meals." The public benefit corporation status of the Company may permit or require the Corporation's directors or officers to undertake corporate actions materially adverse to the pecuniary interests of the Corporation and its creditors or stockholders. Public benefit corporation directors and officers have unique fiduciary duties distinct from those of directors and officers of traditional stock corporations. The limits of those duties and protections for public benefit activities under the business judgment rule have not yet been significantly tested in American courts and as a consequence Purchasers may not be able to rely upon traditional concepts of fiduciary duties to govern Company's directors and officers. The uncertainty surrounding the fiduciary duties and stockholder rights unique to the public benefit corporation legal structure creates supplemental risk of direct or derivative litigation.

Company managers are significant equity owners and may possess conflicts of interest or interests distinct from those of other security holders; Acumen, an investor, holds certain board approval rights; Acumen and Series A preferred stockholders have interests distinct from those of common stock and Crowd SAFE holders.
Company's management team owns a significant proportion of the Company's equity securities presently outstanding, and comprises two of the Company's five-member board of directors. Because the Company's executive officers are among the Company's largest stockholders, such persons can exert significant influence and control over the Company's business and affairs. Company's management team is positioned to control the operations of the Company, determine its business objectives and means of pursuing them, and determine appropriate compensation without significant independent oversight or interference.

Such persons, along with Acumen and other Series A Preferred Stockholders, may have actual or potential financial or other interests that significantly depart from those of purchasers of Company securities. The holdings of the Company's directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional equity or otherwise control-related interests in the Company. In addition to holding board seats and offices, such persons will have significant influence over and control all corporate actions requiring stockholder approval, irrespective of how the Company's other stockholders, including purchasers in the offering, may vote, including the following actions:

- to elect or defeat the election of the Company's directors;
- to amend or prevent amendment of the Company's Certificate of Incorporation or By-laws;
- to effect or prevent a merger, sale of assets or other corporate transaction; and
- to control the outcome of any other matter submitted to the Company's stockholders for vote.

Such persons' control interests may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company's stock price or prevent the Company's stockholders from realizing a premium over the Company's stock price. As a consequence, purchasers of Company SAFE securities may be unable to convert their SAFE interests into shares of Company equity securities, or may be unable to secure

repayment of the SAFE obligation even if company is financially competent to render such repayment.

Company management lacks certain applicable experience and qualified managers may not be available for hire.
Company's senior management team lacks experience in the management and development of a startup retail food chain. Company's successful execution of its business plans may require or benefit from sophistication and expertise in startup development and retail food chain management. Company will rely on its management team until additional expertise can be hired, and Company may need to attract and retain additional qualified individuals in order to carry out its business objectives. The competition for such persons can be intense and there are no assurances that such individuals will be available to the Company on favorable terms or at all.

Company performance depends on performance and continuity of management team which may be inhibited by a catastrophic event.
The Company is dependent upon its current Management Team to pursue its business objectives. It would be difficult for the Company to find adequate replacements for the current Management Team if the happening of an event interrupted or inhibited their service to the Company. The death, disability, or termination of any member of the Management Team (each a "Catastrophic Event") would cause a serious disruption to the operations of Company and potentially prevent it from executing on its growth and development plans. The occurrence of a Catastrophic Event may result in Company's insolvency. Company possesses no current key man insurance, nor buy-sell agreements governing transfer of stock in the case of such an event, nor a disaster management plan to manage a Catastrophic Event should one occur.

Risks Related to the Securities

The Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity). Because the Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Company securities are illiquid, restricted securities that have no public market, and are neither transferable nor registerable without approval of company.
The securities will not be registered under the Securities Act of 1933 and in offering the Shares the Company will rely upon one or more exemptions from registration. There has been no public or private market for Company securities, and there can be no assurance that any such market would develop in the foreseeable future. There is, therefore, no assurance that the securities can be resold at all, or near the offering price. Company securities must be acquired for investment purposes only and not with a view to resale or distribution. Accordingly, investors must bear the economic risk of an investment in the securities for an indefinite period of time.

Even if an active market for such securities develops, the securities cannot be resold unless they are subsequently registered or an exemption from registration is available. Any proposed transfer must comply with restrictions on transfer imposed by the Company and by federal and state securities laws. Rule 144 promulgated under the Securities Act ("Rule 144"), which provides for an exemption from the registration requirements under the Securities Act under certain conditions, requires, among other conditions, for resales of securities acquired in a non public offering without having to satisfy such registration requirements, a six-month holding period following acquisition of and payment in full for such securities assuming the issuer of such securities has filed periodic reports with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for a period of 90 days prior to the proposed sale. If the issuer of such securities has not made such filings, such securities will be subject to a one-year holding period before they can be resold under Rule 144. There can be no assurance that the Company will fulfill any reporting requirements in the future under the Exchange Act or disseminate to the public any current financial or other information concerning the Company, as is required by Rule 144 as part of the conditions of its availability.

Accordingly, there is no assurance that an investor ever will be able to liquidate an investment in the Company. The securities are not freely transferable and, in any event, investors must bear the full economic risk of an investment in the securities for an indefinite period of time because the securities have not been registered under the Act or applicable state Blue Sky or securities laws. Investors in Company securities should be prepared to hold the securities acquired in Company offerings indefinitely and cannot expect to be able to liquidate any or all of their investment even in case of an emergency.

Company Securities are "Restricted Securities" under the federal securities laws as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations, such Securities may be resold without registration under the Act only in certain limited sets of circumstances. Because the securities have not been registered under the Act, the Securities must be held indefinitely unless subsequently registered under the Act or an exemption from such registration is available. Each investor in Company securities should be familiar with the provisions of Rule 144 promulgated under the Act as presently in effect and understand the resale limitations imposed thereby and by the Act prior to consummating any purchase of Company securities.

The Company may permit the transfer of such securities out of a subscriber's name only when his or her request for transfer is accompanied by an opinion of counsel satisfactory to the Company that neither the sale nor the proposed transfer results in a violation of the Securities Act or any applicable state securities or "blue sky" laws. No transfer of Company securities is permitted without Company approval.

Company securities have not been registered with federal or state regulatory authorities.
The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

No one has passed upon the adequacy or accuracy of the disclosure contained in the offering or the fairness of the terms of the offering.
No governmental agency has reviewed this offering and no state or federal agency has passed upon either the adequacy or accuracy of the disclosure contained herein or the fairness of the terms of any offering. The exemptions relied upon for such offerings are significantly dependent upon the accuracy of the representations of the investors to be made to the Company in connection with the offering. In the event that any such representations prove to be untrue, the registration exemptions relied upon by the Company in selling the securities might not be available and substantial liability to the Company would result under applicable securities laws for rescission or damages.

Company securities bear no protective covenants.
Company securities offered herewith bear no protective covenants to prevent dilution or impairment by third-party investors. Company may be required to acquire additional capital investment on terms adverse to the interests of certain purchasers of Company securities. By way of example, Company SAFE securities purchased by investor may be subordinated to new debt from third parties; Company equity securities into which Company convertible SAFE securities would convert upon the occurrence of certain events may be utilized as collateral in Company's procurement of new debt financing rendering such conversion impossible or available only on terms less favorable than described in the offering; and even if purchaser's Company SAFE securities are converted into Company equity securities, upon such conversion such resulting equity securities may be subject to substantial dilution including as a consequence of the issuance or exercise of securities by or to Company directors or officers. Purchasers of Company securities

should fully appreciate the risk of dilution, subordination, and transfer or impairment of purchaser's vested or unvested interests as a consequence of Company's supplemental financing activities before purchasing Company securities.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.
Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE Purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE Purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

Securities of company are subject to significant control limitations.
Purchasers of Company SAFE securities will have no stockholder voting, information, or other rights other than those provided as an unwaivable matter of law to stockholders, and only then such rights shall not accrue unless and until such SAFE securities are converted into Company equity securities. Unless a purchaser of Company securities holds at least 2% of the Company's authorized shares of stock, the purchaser may not be permitted to bring a derivative lawsuit to enforce the requirements set forth in the Delaware General Corporation Law (DGCL, Title 8, Chapter 1, Subchapter XV § 365(a)). Even if a purchaser of Company SAFE securities converts its SAFE security into an equity security of Company, if as a consequence of such conversion the purchaser is a minority stockholder in the Company, unless otherwise authorized by Company in a signed agreement in writing, such purchaser may not possess the right, power, or authority to effect or affect any nomination, election, appointment, or other determination of the Company's

management, board, or other governing persons or bodies otherwise duly appointed within the confines of the DGCL and the Company's governing documents.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into SAFE Preferred Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into SAFE Preferred Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into SAFE Preferred Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into SAFE Preferred Securities. Upon such conversion, SAFE Preferred Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the SAFE Preferred Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-SAFE Preferred Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as described in the Crowd SAFE. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into SAFE Preferred Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Disclaimer of "Healthy" Claims

Certain third-party media publications and in some instances Company offering materials may refer to the Company as offering "healthy" products. "Healthy" has been designated a regulated term for the purposes of FDA food labeling regulations, and the Company makes no representation or warranty that its products satisfy the FDA regulations for "healthy" food in any instance.

Disclaimer of Shark Tank Presentation

The Company's officers participated in the filming of a Shark Tank television series and in the course of the filming, presented certain business information to the investor panel appearing on the show (the "ST Presentation"). The Company did not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the ST Presentation. The ST Presentation

commentary was made over six months prior to the initiation of the offering memorialized in this Form C. Accordingly, the statements made in the ST Presentation, unless reiterated in the offering materials provided herein, are stale and of no application to the Company's business and operations as of the date of this offering. Moreover, the ST Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Cautionary Notes Regarding Certain Statements in Crowdfunding Video and Deal Page

Certain statements made in the Company's crowdfunding video (posted on the Republic "Deal Page" - https://republic.co/everytable) and on the Deal Page should be regarded as puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance. For example, the statement that "buildout costs" are "Bite-sized" should be regarded as an exaggerated forecast that the Company anticipates its build-out costs for stores will be comparatively lower than build-out costs for traditional restaurants; it should not be regarded as a representation that the Company's build-out costs will be affordable or cost-effective enough to render the enterprise profitable. Additionally, the statement that there is an "explosion in demand" for certain types of products should be read as an exaggeration of the fact that demand for certain types of products exists. Moreover, in the video and on the Deal Page, statements are made with respect to the nature of competition in affluent and lower-income markets, that affluent market competitors are priced higher than the Company's products, and lower-income markets do not have competitors offering products similar to those of Company (i.e., purportedly healthy, fresh, or nutritious). These statements should not be taken as factually accurate, as competitors with comparable product offerings at comparable prices may now or soon exist in each market. These are exaggerations designed to indicate that the Company believes there is a market gap in which it can operate and succeed. The same may be said of the Company's statements concerning competitive positioning, that the company's meals are healthier or fresher than those of competitors, or better-priced. These may be exaggerations and are not to be taken literally. Moreover, references to the Company and its business as a "game-changer" should be regarded as puffery. The game may or may not be changed by the Company and its business. Finally, it should be noted that the video's claims that the Company's products are "healthy" should not be taken literally, nor should it be taken to mean that the Company's products satisfy the requirements for use of "healthy" in labeling its products under applicable food laws including FDA food labeling regulations. In several cases, the Company's products do not satisfy the requirements for making "healthy" claims under FDA labelling regulations and other applicable regulations.

Cautionary Note Regarding Forward-Looking Statements

This document and other documents provided or made available to investors including publicly available documents, documents incorporated herein and therein by reference, contain, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the SAFE harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will" and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding:

- Guidance relating to fiscal year revenue or net income,
- Expected operating results, such as revenue growth and earnings,
- Forecasts of store openings,

- Projected meals per day and cost per unit performance,
- Anticipated levels of capital expenditures for fiscal year 2017,
- Current or future volatility in the capital markets and future market conditions,
- Our belief that we have sufficient cashflow to fund our business operations during a stated time period,
- Expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings,
- Strategy for customer retention, growth, product development, market position, financial results and reserves, and
- Strategy for risk management.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- The adequacy of our cash flow and earnings and other conditions which may affect our ability to sustain operations or continue expansion efforts
- Economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets.
- Availability of future investment capital to offset operating deficits and fund expansion efforts.
- The impact of conditions in the food and agricultural markets on Company's ability to procure input foods at competitive prices
- The level of demand and financial performance of the prepared-meal food industry.
- Our success in integrating the commissary and new stores into our hub-and-spoke model.
- The occurrence of hostilities, political instability or catastrophic events.
- Changes in customer demand.
- The extent to which we are successful in developing long-term relationships with customers and retaining existing ones and the level of failures that could lead customers to use competitors' products.
- The initiation and impact of significant investigative and legal proceedings.
- Developments and changes in laws and regulations, including increased regulation of the food and food preparation industry through legislative action and revised rules and standards applied by the USDA, FDA, local regulatory bodies including Los Angeles County and Los Angeles City municipal rules, and applicable State regulatory bodies.
- Changes in the price of food, fuel, utilities, and other key inputs and disruptions in the supply chains for Company products.
- Closures or slowdowns and changes in labor costs and labor difficulties, including stoppages affecting either our operations or our suppliers' abilities to deliver goods to us for production.
- Disruptions to our technology network including computer systems and software, as well as natural events such as severe weather, fires, floods and earthquakes or man-made or other disruptions of our operating systems, structures or equipment.
- Such other factors as discussed throughout the this Risk Disclosures document and any other

materials Company shared with investor in connection with the offering (the "Offering Materials").

Any forward-looking statement made by us in the Offering Materials is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

All forward-looking statements attributable to the Company or persons acting on its behalf apply only as of the date of this presentation, and are expressly qualified in their entirety by the cautionary statements included in this document and in Offering Materials.

Cautionary Note Regarding Financial Statements

The financial information provided in Form C and otherwise in connection with this offering is preliminary, unaudited, and is subject to change without notice. The Company undertakes no obligation to update or revise financial statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. Historical performance represented in such statements is not indicative of future results. Historical financial information presented does not purport to be complete nor does any single financial statement, nor the totality of such statements taken in the aggregate, purport to be an accurate description of the totality of the Company's financial position. Generally the Company's financial position is of an early-stage company (i) that has not yet demonstrated its business model has the capacity to be financially profitable, (ii) that is supported by investment capital which may require the closing of a substantial future equity financing in order to sustain the Company, and (iii) that is subject to all of the risks attendant to its business including those discussed elsewhere in this document and throughout the Offering Materials.

Company has published these Risk Factors as of the date of the initial offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We sell affordable, nutritious, ready-to-eat meals in grab-and-go and quick-dining retail settings, as well as through catering and other distribution channels. Our mission is to make nutritious, ready-to-eat meals available to everyone.

Business Plan

The Company is committed to bringing affordable, nutritious, natural, ready-to-eat meals to consumers through retail locations and distribution partners. The Company is presently targeting the Los Angeles metropolitan area, with ambitions of scaling nationally and internationally. The Company's business strategy depends on its ability to produce its meals at low cost, and to deliver its meals through easy-to-access locations or low-cost distribution channels. The Company's business strategy also depends upon creating a unique customer experience through the packaging of its meals and the development of a positive in-store experience. As a core component of the Company's business model, the Company provides market-specific meal pricing, lowering meal prices in lower-income markets, and increasing prices in higher-income markets. In so doing, the Company pursues its public benefit mission of making healthy meals affordable to all. This information is supplemented by the attached business plan materials.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
Ready-to-eat meals	Affordable, nutritious, ready-to-eat meals.	Our target end consumers include every human being over the age of 2 in the world, and we've started in Southern California.
Third-party beverages and snacks	Beverages and snack items produced by third parties to be sold independently or in conjunction with our ready-to-eat meals	Our target end consumers include every human being over the age of 2 in the world, and we've started in Southern California.

Our menu changes seasonally and is dependent on locally available ingredients products. We are constantly researching and developing new flavors and varieties of our meals, which we think might appeal to our customers.

We currently sell our products in grab-and-go and quick-dining retail settings across Los Angeles, as well as through catering orders and other distributors.

Competition

The Company's primary competitors are Chipotle, Subway, McDonald's, Tender Greens, Sweetgreen.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. The higher-income markets in which our products are sold are especially competitive. Our products compete against similar

products of many large and small companies, including well-known large competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as private-label brands. Our industry is characterized by frequent product introductions and technological advances that substantially increase the capabilities and use of mobile ordering, meal delivery, and cost-effective meal production. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include relative price, value, quality, packaging, design innovation, third-party product offerings, marketing and distribution capability, store experience, and corporate reputation.

Supply Chain and Customer Base

Although most produce meats, and other ingredients essential to the Company's business are generally available from multiple sources, a number of such inputs are currently obtained from single or limited sources. In addition, the Company competes for various inputs with other participants in the markets. Therefore, many inputs used by the Company, including those that are available from multiple sources, are at times subject to industry-wide shortage and significant pricing fluctuations that could materially adversely affect the Company's financial condition and operating results. One of our most important assets is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness. Accordingly, we are dependent on the labor markets in local proximity to our retail locations and headquarters.

Our primary end consumers are adults in the Los Angeles metropolitan area who visit our retail storefront locations. However, we also occasionally sell through catering orders and third-party retail locations.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
87042468	See TSDR	Everytable	May 19, 2016	Not Yet Registered	USA
87045965	See TSDR	Everytable	May 21, 2016	Application Suspended	USA
87044720	See TSDR	Everytable	May 20, 2016	Application Suspended	USA
86972871	See TSDR	EVERY BODY. EVERY BLOCK.	April 12, 2016	Not Yet Registered	USA

		EVERYTABLE.			
86972875	See TSDR	Everytable	April 12, 2016	Application Suspended	USA
87045965	See TSDR	AN ILLUSTRATION	May 21, 2016	Application Suspended	USA

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Food Sales	Los Angeles County Public Health	Public Health Permit	N/A	N/A
Retail Storefront	Santa Monica Business License	Business License	N/A	N/A
Food Sales	California Board of Equalization	Selling Permit	N/A	N/A
Business	Los Angeles City Tax	Tax Registration Certificate	N/A	N/A
Food Operations	Los Angeles County Public Health	Food Inspection Report	N/A	N/A

Our business is subject to applicable Food and Drug Administration regulations and various other U.S. state and federal aws and regulations concerning food safety. We are also subject to extensive federal, state and local laws and regulations, including the recently reformed health care legislation applicable to us and our employees, those relating to zoning and licensing requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

None

Other

The Company's principal address is 1101 W 23rd St, Los Angeles, CA 90007

The Company has the following additional addresses:

The Company operates retail storefronts at the locations listed here:
https://www.everytable.com/locations/

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$53,500
Campaign marketing expenses or related reimbursement	10.00%	$5,000	0.47%	$5,000
Estimated Attorney Fees	6.00%	$3,000	0.28%	$3,000
Estimated Accountant/ Auditor Fees	6.00%	$3,000	0.28%	$3,000
General Working Capital	73.00%	$36,500	93.97%	$1,005,500
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company may change the use of proceeds at its sole discretion, subject to any board or stockholder approvals required by the Certificate of Incorporation, Voting Agreement, or Investor Rights Agreement.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Sam Polk

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Director since formation on October 14, 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO and Director since formation on October 14, 2015

Education
BA, Columbia University
CFA

Name
David Foster

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President and Director since formation on October 14, 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President and Director since formation on October 14, 2015

Education
BBA, University of Michigan

Name
Amon Anderson

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director beginning December 20, 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director beginning December 20, 2017

Education
BA, UNC Chapel Hill
MBA, Stanford

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Sam Polk

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO and Director since formation on October 14, 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO and Director since formation on October 14, 2015
Sam served as Executive Director of Groceryships prior to joining Everytable beginning in 2013.

Education
BA, Columbia University
CFA

Name
David Foster

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President, Secretary, Treasurer, and Director since formation on October 14, 2015

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President, Secretary, Treasurer, and Director since formation on October 14, 2015
David served as Director of Operations of Groceryships beginning January 1, 2015.

Education
BBA, University of Michigan

Name
Anar Joshi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Vice President of Marketing beginning February 1, 2016.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Vice President of Marketing beginning February 1, 2016.
Beginning in 2015 and ending in February 2016, Director of Product Management at Victorious (mobile app start-up).

Education
BS in industrial engineering and operations research from UC Berkeley.

Name
Johnny Yoo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Culinary Director (not a director on the board of directors) beginning April 10, 2016.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Culinary Director (not a director on the board of directors) beginning April 10, 2016.
From 2014 to 2015, served as Director of Operation/Executive Chef of A-Frame Restaurant.

Education
BS in Business Marketing from California Polytechnic State University, San Luis Obispo
AA in Culinary Arts from California School of Culinary Arts (Le Cordon Bleu)
Le Cordon Bleu Diploma

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person. An indemnification agreement has been executed with each director and executive officer.

Employees
The Company currently has approximately 60 employees in California, USA.

The Company has the following employment agreements in place with Sam Polk and David Foster. The Company also endeavors to execute standard employment and employment-related agreements with each employee.

Employee	Description	Effective Date	Termination Date

Sam Polk	Employment Agreement	October 14, 2015	This employment agreement is for a five year term, renewable unless notice of nonrenewal is delivered 120 days prior to the five year anniversary. The agreement is otherwise terminable only for cause. The agreement contains other material provisions.
David Foster	Employment Agreement	October 14, 2015	This employment agreement is for a five year term, renewable unless notice of nonrenewal is delivered 120 days prior to the five year anniversary. The agreement is otherwise terminable only for cause. The agreement contains other material provisions.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock Common Stock
Amount outstanding	5,632,760
Voting Rights	All shares are subject to the Voting Agreement enclosed herein.
Anti-Dilution Rights	Shares of common stock have no put or call rights, other than the Founder shares of common stock which are subject to the Series A Right of First Refusal and Co-Sale Agreement and the Company rights of

	repurchase described in the Restricted Stock Purchase Agreement.
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	SAFEs may be treated *pari passu* with Common Stock under certain circumstances described in the SAFE.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	38.5%

Type of security	Preferred Stock (including Series A , A-1, and A-2) Preferred Stock
Amount outstanding	8,995,062
Voting Rights	All preferred stock shares are subject to the Voting Agreement.
Anti-Dilution Rights	All shares of Preferred Stock have anti-dilution rights described in the Second Amended and Restated Certificate of Incorporation.
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	All shares of Preferred Stock have anti-dilution rights, liquidation preferences, and other rights described in the Second Amended and Restated Certificate of Incorporation. Preferred Stock will rank senior to SAFEs unless or until SAFEs are converted into a senior equity security.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	61.5%

The Company has the following debt outstanding: None.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering

Common Stock	5,632,760	$563	Operations	September 30, 2016	Rule 504
Convertible Notes	61	$2,917,000	Operations and Development	November 30, 2015	Rule 506(b)
Convertible Notes	21	$2,085,750	Operations and Development	March 3, 2017	Rule 506(b)
Series A Preferred Stock	8,995,062*	$4,984,998	Operations and Development	December 20, 2017	Rule 506(b)

*Including the shares issued upon the conversion of the Convertible Notes into Series A-1 and Series A-2 Preferred Stock on the Series A Preferred Stock Offering Date.

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily. Please note, the terms of the Crowd SAFEs provide that the Crowd SAFEs may convert into a future Equity Financing, if, among other requirements, the future Equity Financing has a pre-money valuation equal to no less than $21,000,000. For reference, the Company raised $4,984,998 (including over $2,000,000 from new third-party investors) in its December 20, 2017 Series A Preferred Stock offering to accredited investors (described in the table immediately above) at a pre-money valuation of $14,500,000. Before making an investment decision, you should carefully consider the valuation of the company and the factors used to reach the valuation. No independent valuation has been performed and the valuations above were determined arbitrarily. Such valuations may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is broadly held amongst over 100 shareholders. The two founders own the largest percentage of securities: Sam Polk owns 2,600,000 shares of common stock, equal to approximately 18% of the outstanding shares; David Foster owns 2,400,000 shares of common stock, equal to approximately 16% of the outstanding shares. The largest existing investor owns approximately 11% of outstanding shares. All founders, employees, and advisors own common stock (or warrants or options exercisable therefore). All existing investors own preferred stock.

The company has no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Following the Offering, the Crowd SAFE Purchasers will own 0.0% of the Company because the SAFEs do not represent a present security interest.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

_____

Management does not expect to achieve profitability in the 12 months following receipt of the Offering proceeds. The objectives for the next 12 months are to improve same-store sales, achieve store-level profitability across all locations, and open an additional 3 - 8 locations. Management has a strategic roadmap, real estate plan, and hiring plans which are all designed to facilitate the achievement of these objectives. However, attainment of the objectives cannot be assured in any case.

Liquidity and Capital Resources

The Offering proceeds are important but not essential to our operations. While we are not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. The proceeds will not have a material effect on the liquidity of our securities, which will remain illiquid for the foreseeable future.

The Company does not have any additional sources of capital other than the proceeds from the Offering, its operations, and other securities offerings recently completed and to be completed in the future.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Everytable Crowd SAFE Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 1, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $25.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

Authorized Capitalization
As of the initial date of this Offering, our authorized capital stock consists of 25,441,938 shares, comprised of (i) 15,831,059 shares of common stock, par value $0.0001 per share, of which 5,632,760 common shares will be issued and outstanding, and (ii) 9,610,879 shares of preferred stock, par value $0.0001 per share, of which 8,995,062 preferred shares will be issued and outstanding. Note, 9,610,879 shares of common stock are reserved for the conversion of the shares

of preferred stock, which are convertible into common stock at a 1:1 ratio. Further note, 1,043,097 shares of common stock are reserved pursuant to the Corporation's 2016 Equity Incentive Plan under which compensatory stock and stock-related awards have been and may be made. Additionally note, 4,633,480 shares of Preferred Stock are designated "Series A Preferred Stock", 2,914,123 shares of Preferred Stock are designated "Series A-1 Preferred Stock", and 2,063,276 shares of Preferred stock are designated "Series A-2 Preferred Stock". The powers, preferences, special rights and restrictions granted to and imposed on the capital stock of the Corporation are as set forth in the Corporation's Second Amended and Restated Certificate of Incorporation.

The Securities

The following does not purport to be a complete or accurate summary of all material provisions of the Crowd SAFE instruments offered in connection herewith. You must review the Crowd SAFE instrument in conjunction with the following summary information before determining whether to purchase the Securities. The terms "the Securities" "Crowd SAFEs" and "SAFEs" are used interchangeably throughout Form C except in areas where the term makes obvious that its use is not interchangeable.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company, although they contain a conditional right to receive equity at some point in the future upon the occurrence of certain events which may or may not in fact occur.

Not Currently Debt Interests
The Securities do not currently represent conventional debt interests in the Company, although the Securities contain a conditional right to receive repayment at some point in the future upon the occurrence of certain events which may or may not in fact occur. Sections 1(b) and 1(c) of the Crowd SAFEs issued in connection herewith describe the conditional repayment rights obligations. Those sections are summarized immediately below.

Conditional Repayment – Liquidity Event

Crowd SAFE Provision 1(b) describes conditional repayment rights and obligations in connection with a "Liquidity Event."

> "Liquidity Event" means a Change of Control or an IPO. "IPO" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

> "Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other

surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Provision 1(b) provides that, if there is a Liquidity Event before the termination of the SAFE and before an Equity Financing (as defined below), the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount, or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. Liquidity Price is defined in the SAFE.

With respect to Investor elections of Section 1(b)(i), the SAFE provides that if there are not enough funds available to pay the Purchase Amount to each Investor after the Company's payment to each of its creditors and preferred stockholders (the "Priority Investors") of the amounts owed to the Priority Investors, then after the required payment to the Priority Investors, the Company shall distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd SAFEs (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Liquidity Event) and all holders of Common Stock.

Conditional Repayment – Dissolution Event

Crowd SAFE Provision 1(c) describes the conditional repayment rights and obligations in connection with a "Dissolution Event."

> "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

Provision 1(c) provides that, if there is a Dissolution Event before the SAFE terminates in accordance with Sections 1(a) or 1(b), then after the Company's required payments to its Priority Investors, the Company will distribute its entire remaining assets legally available for distribution with equal priority among the Investors, all holders of other Crowd SAFEs (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Not Current Equity Interests
The Securities do not represent current equity interests in the Company, although the Securities contain a conditional right to convert into equity securities of the Company at some point in the future upon the occurrence of certain events which may or may not in fact occur. Sections 1(a) and 1(b) of the Crowd SAFEs issued in connection herewith describe the conditional equity conversion rights and obligations. Those sections are summarized immediately below.

Conditional Equity Conversion – Equity Financing

Crowd SAFE Provision 1(a) describes conditional equity conversion rights and obligations in connection with an "Equity Financing."

"Equity Financing" means the next sale (or series of related sales) by the Company of its Equity Securities that satisfies the following conditions:
(i) sold to one or more third parties,
(ii) following the date of the final sale of the Company's Series A Preferred Stock,
(iii) from which the Company receives net cash proceeds of not less than $5,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes),
(iv) with the principal purpose of raising capital,
(v) at a pre-money valuation of at least $21,000,000 of the Company's Fully-Diluted Capitalization as of immediately prior to such sale,
(vi) approved by the Company to permit conversion of the Crowd SAFEs (such Equity Securities sold, the "Qualifying Equity Securities").

"Equity Securities" means Capital Stock except such as may be (i) granted as compensation whether under the Company's equity incentive plan(s) as adopted by the Board or otherwise; (ii) issued for consideration other than cash pursuant to a merger, consolidation, acquisition, or similar business combination approved by the Board; (iii) issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement, or debt financing from a bank or similar financial institution; or (iv) issued upon the conversion of any convertible debt, promissory notes, or other SAFEs issued by the Company.

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

Provision 1(a) provides that, if an Equity Financing occurs before the SAFE expires or terminates, the Company shall automatically issue to the Investor a number of shares of the SAFE Preferred Series of Qualifying Equity Securities.

Qualifying Equity Securities are a type of Equity Securities, as defined above, within the definition of "Equity Financing."

"SAFE Preferred Series" shall mean a series of Equity Securities bearing substantially the same rights, preferences, and privileges as the Qualifying Equity Securities, except that:

(i) to the extent such securities issued in the Equity Financing bear any liquidation preferences, dividend rights, or anti-dilution protections, any such securities issued at the Conversion Price shall bear such preferences, rights, or protection only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the Equity Financing;

(ii) SAFE Preferred Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company, except that on any matter on which SAFE Preferred Series shareholders are by law entitled to vote, SAFE Preferred Series shareholders shall vote in line with the majority of the holders of Common Stock, and Company's issuance of shares of SAFE Preferred Series Equity Securities to Investor shall be conditioned upon the Investor's execution of a Voting Rights Agreement to this effect; and

(iii) SAFE Preferred Series shareholders shall have no information or inspection rights, except with respect to any such rights deemed not waivable by applicable laws, and Company's issuance of shares of SAFE Preferred Series Equity Securities to Investor shall be conditioned upon the Investor's execution of a Waiver of Stockholder Information Rights to this effect.

Please note that the above provisions mean that any Equity Securities of the Company issued to a Crowd SAFE investor will be substantially distinct from, and may bear less advantageous rights and privileges than those of, the Equity Securities issued in a future Equity Financing.

Section 1(a) further provides the manner of calculating the number of shares of the SAFE Preferred Series stock to be issued in connection with an Equity Financing: the number shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (as defined in the SAFE).

Section 1(a) also provides that in connection with the issuance of Standard Preferred Stock or SAFE Preferred Stock, as applicable, by the Company to the Investor pursuant to Section 1(a), the Crowd SAFE Investor must execute and deliver to the Company all transaction documents related to the Equity Financing.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities): (i) the issuance of shares pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event as described in the Crowd SAFE.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does have the following voting agreements in place:

1. Voting Agreement executed in connection with the offering of Series A Preferred Stock.

The Company has the following shareholder equity holder agreements in place:

1. The Founders are subject to (1) a Restricted Stock Purchase Agreement ("RSPA"), and (2) a Right of First Refusal ("ROFR") and Co-Sale Agreement.
2. All Series A Stockholders are party to (1) the ROFR and Co-Sale Agreement and (2) an Investor Rights Agreement, in addition to the Series A Preferred Stock Purchase Agreement and its other attachments and exhibits.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor,

as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

(1) A Qualified Equity Financing shall only occur upon the satisfaction of ALL of the following conditions (as described in the Crowd SAFE Agreement): (i) to one or more third parties (ii) following the date of the final sale of the Company's Series A Preferred Stock, (iii) from which the Company receives net cash proceeds of not less than $5,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) (iv) with the principal purpose of raising capital (v) at a pre-money valuation of at least $21,000,000 of the Company's Fully-Diluted Capitalization as of immediately prior to such sale (such Equity Securities sold, the "Qualifying Equity Securities"). (2) Upon conversion to SAFE Preferred Series stock, the SAFEholder's securities will be subject to the following restrictions (among others, as described in the agreement): (i) to the extent such securities issued in the Equity Financing bear any liquidation preferences, dividend rights, or anti-dilution protections, any such securities issued at the Conversion Price shall bear such preferences, rights, or protection only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the Equity Financing; (ii) SAFE Preferred Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company, except that on any matter on which SAFE Preferred Series shareholders are by law entitled to vote, SAFE Preferred Series shareholders shall vote in line with the majority of the holders of Common Stock, and Company's issuance of shares of SAFE Preferred Series Equity Securities to Investor shall be conditioned upon the Investor's execution of a Voting Rights Agreement to this effect; and (iii) SAFE Preferred

Series shareholders have no information or inspection rights, except with respect to any such rights deemed not waivable by applicable laws, and Company's issuance of shares of SAFE Preferred Series Equity Securities to Investor shall be conditioned upon the Investor's execution of a Waiver of Stockholder Information Rights substantially in the form attached thereto as Attachment A. (3) The SAFE may never convert, and the Investor may never receive any return of capital, i.e., the Investor may permanently lose all capital invested, and the Investor is able to bear the risk of that loss.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Employment Agreement for Services

Related Person/Entity	Sam Polk
Relationship to the Company	Sam Polk is an officer, stockholder, and director of the Company.
Total amount of money involved	$150,000.00 per year plus bonuses.
Benefits or compensation received by related person	Restricted stock purchased at par value, subject to reverse vesting, and approx. $150k per annum per officer, with bonus potential as described in the applicable employment agreement.
Benefits or compensation received by Company	Sam Polk is employed as an officer and director of the Company.
Description of the transaction	The Company has purchased services from each officer of the corporation pursuant to the employment agreement with each such person. This employment agreement is for a five year term, renewable unless notice of nonrenewal is delivered 120 days prior to the five year anniversary. The agreement is otherwise terminable only for cause. The agreement contains other material provisions.

Related Person/Entity	David Foster
Relationship to the Company	David Foster is an officer, stockholder, and director of the Company.
Total amount of money involved	$150,000.00 per year plus bonuses
Benefits or compensation received by related person	Restricted stock purchased at par value, subject to reverse vesting, and approx. $150k per annum per officer, with bonus potential as described in the applicable employment agreement.
Benefits or compensation received by Company	David Foster is employed as an officer and director of the Company.
Description of the transaction	The Company has purchased services from each officer of the corporation pursuant to the employment agreement with each such person. This employment agreement is for a five year term, renewable unless notice of nonrenewal is delivered 120 days prior to the five year anniversary. The agreement is

	otherwise terminable only for cause. The agreement contains other material provisions.

Restricted Stock Purchase Agreement

Related Person/Entity	Sam Polk
Relationship to the Company	Sam Polk is an officer, stockholder, and director of the Company.
Total amount of money involved	$260.00
Benefits or compensation received by related person	Sam Polk received restricted stock purchased at par value, subject to reverse vesting, and approx. $150k per annum per officer, with bonus potential as described in the applicable employment agreement.
Benefits or compensation received by Company	Sam Polk is employed as an executive officer and director of the Company and the Company owns the intellectual property contributed to the Company by Sam Polk.
Description of the transaction	Sam Polk has entered into a restricted stock purchase agreement pursuant to which shares of stock were purchased at par value. The shares are subject to reverse vesting (repurchase by the Corporation) for a four year term with a one year cliff which has elapsed. The terms for repurchase upon termination during the reverse vesting period depend on the circumstances of termination. The shares are also subject to a right of first offer and right of first refusal in the event the officer wants to sell the shares to a third party.

Related Person/Entity	David Foster
Relationship to the Company	David Foster is an officer, stockholder, and director of the Company.
Total amount of money involved	$240.00
Benefits or compensation received by related person	David Foster received restricted stock purchased at par value, subject to reverse vesting, and approx. $150k per annum per officer, with bonus potential as described in the applicable employment agreement.

Benefits or compensation received by Company	David Foster is employed as an executive officer and director of the Company and the Company owns the intellectual property contributed to the Company by David Foster.
Description of the transaction	David Foster has entered into a restricted stock purchase agreement pursuant to which shares of stock were purchased at par value. The shares are subject to reverse vesting (repurchase by the Corporation) for a four year term with a one year cliff which has elapsed. The terms for repurchase upon termination during the reverse vesting period depend on the circumstances of termination. The shares are also subject to a right of first offer and right of first refusal in the event the officer wants to sell the shares to a third party.

Intellectual Property

Related Person/Entity	Sam Polk and David Foster
Relationship to the Company	David Foster and Sam Polk are officers, stockholders, and directors of the Company.
Total amount of money involved	$0.00
Benefits or compensation received by related person	Each of Sam Polk and David Foster receive restricted stock purchased at par value, subject to reverse vesting, and approx. $150k per annum per officer, with bonus potential as described in the applicable employment agreement.
Benefits or compensation received by Company	The Company received the intellectual property assigned to the Company pursuant to the IP assignment agreement, including intellectual property of the officer related to the Company's business.
Description of the transaction	Each of Sam Polk and David Foster contributed intellectual property pursuant to the restricted stock purchase agreement executed by each founder.

Conflicts of Interest

The Company has granted two board seats to common stockholders David Foster and Sam Polk, who collectively hold approximately 34% of the outstanding common stock of the Company. The

Company has granted one board seat to a Series A Preferred Stockholder, yet to be named. The Company has granted one board seat to Acumen, a Series A Preferred Stockholder. The Company will grant one board seat to an "independent director." Several of the directors non-independent directors therefore have unique interests that are distinct from those of certain other stockholders.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Sam Polk
(Signature)

Sam Polk
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Sam Polk
(Signature)

Sam Polk
(Name)

Chief Executive Officer and Director
(Title)

(Date)

/s/David Foster
(Signature)

David Foster
(Name)

Vice President and Director
(Title)

(Date)

/s/Amon Anderson
_____
(Signature)

Amon Anderson
_____
(Name)

Director
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Form of Crowd SAFE
Exhibit B	Financial Statements
Exhibit C	Video Transcript
Exhibit D	Offering Page

EVERYTABLE, PBC

THIS CORPORATION IS A PUBLIC BENEFIT CORPORATION FORMED PURSUANT TO SUBCHAPTER XV OF THE DELAWARE GENERAL CORPORATION LAW.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by the undersigned investor (the "**Investor**") of _____________ (the "**Purchase Amount**") on or about ________________ to Everytable, PBC, a Delaware public benefit corporation (the "**Company**"), Company hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount Rate**" is 10.00%.

The "**Valuation Cap**" is $30,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If an Equity Financing occurs before this instrument expires or terminates, the Company shall automatically issue to the Investor a number of shares of the SAFE Preferred Series of Qualifying Equity Securities (as defined below). The number of shares of the SAFE Preferred Series stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (as defined below). In connection with the issuance of Standard Preferred Stock or SAFE Preferred Stock, as applicable, by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents shall be the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the SAFE Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this instrument and before an Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount, or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. With respect to Investor elections of Section 1(b)(i), if there are not enough funds available to pay the Purchase Amount to each Investor after the Company's payment to each of its creditors and preferred stockholders (the "**Priority Investors**") of the amounts owed to the Priority Investors, then after the

required payment to the Priority Investors, the Company shall distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd SAFEs (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Liquidity Event) and all holders of Common Stock.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), then after the Company's required payments to its Priority Investors, the Company will distribute its entire remaining assets legally available for distribution with equal priority among the Investors, all holders of other Crowd SAFEs (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the SAFE Preferred Series to the Investor pursuant to Section 1(a); (ii) he issuance of shares of common stock pursuant to 1(b)(ii); (iii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b)(i) or 1(c); or (iv) as otherwise mutually agreed in writing by the Company and a majority in interest of the Crowd SAFEs outstanding (the "**Majority SAFEs**").

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the price per share of Preferred Stock sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other

liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities (i) to one or more third parties, (ii) following the date of the final sale of the Company's Series A Preferred Stock, (iii) from which the Company receives net cash proceeds of not less than $5,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes), (iv) with the principal purpose of raising capital, (v) at a pre-money valuation of at least $21,000,000 of the Company's Fully-Diluted Capitalization as of immediately prior to such sale, (vi) approved by the Company to permit conversion of the Crowd SAFEs (such Equity Securities sold, the "**Qualifying Equity Securities**").

"**Equity Securities**" shall mean Capital Stock except such as may be (i) granted as compensation whether under the Company's equity incentive plan(s) as adopted by the Board or otherwise; (ii) issued for consideration other than cash pursuant to a merger, consolidation, acquisition, or similar business combination approved by the Board; (iii) issued pursuant to any equipment loan or leasing arrangement, real property leasing arrangement, or debt financing from a bank or similar financial institution; or (iv) issued upon the conversion of any convertible debt, promissory notes, or other SAFEs issued by the Company.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (i) the lower of (a) the Company's valuation as of immediately prior to the closing of the Liquidity Event, or (b) the Valuation Cap, (ii) divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Preferred Series**" shall mean a series of Equity Securities bearing substantially the same rights, preferences, and privileges as the Qualifying Equity Securities, except that (i) to the extent such securities issued in the Equity Financing bear any liquidation preferences, dividend rights, or anti-dilution protections, any such securities issued at the Conversion Price shall bear such preferences, rights, or protection only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the Equity Financing; (ii) SAFE Preferred Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company, except that on any matter on which SAFE Preferred Series shareholders are by law entitled to vote, SAFE Preferred Series shareholders shall vote in line with the majority of the holders of Common Stock, and Company's issuance of shares of SAFE Preferred Series Equity Securities to Investor shall be conditioned upon the Investor's execution of a Voting Rights Agreement to this effect; and (iii) SAFE Preferred Series shareholders shall have no information or inspection rights, except with respect to any such rights deemed not waivable by applicable laws, and Company's issuance of shares of SAFE Preferred Series Equity Securities to Investor shall be conditioned upon the Investor's execution of a Waiver of Stockholder Information Rights to this effect.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue

of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of SAFE Preferred Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the SAFE Preferred Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the SAFE Preferred Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Investor agrees that it will in no event make any disposition of the Securities unless and until: (i) the Company shall have received a letter secured by such Investor from the Securities Exchange Commission (the "SEC") stating that no action will be recommended to the SEC with respect to the proposed disposition, or (ii) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with said registration statement, or (iii) such Investor shall have notified the Company of the detailed circumstances of the proposed disposition and, if the Company so requests, shall have provided the Company with an opinion of counsel for such Investor to the effect that such disposition will not require registration of such Securities under the Act, which opinion shall be in form and substance reasonably satisfactory to the Company's counsel; provided, however, that no such opinion need be supplied in connection with a distribution in kind by an Investor that is a partnership to its partners (or former or retired partners or the estates thereof), provided that such persons agree to be subject to the terms of this Agreement to the same extent as if they themselves originally purchased the Securities hereunder.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws,

by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein. Each Investor understands that the Securities are "restricted securities" under U.S. federal and applicable state securities laws and that, pursuant to these laws, such Investor must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission ("SEC") and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. Each Investor acknowledges that the Company has no obligation to register or qualify the Securities for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of such Investor's control, and which the Company is under no obligation, and may not be able, to satisfy. The Investor agrees that it is familiar with the provisions of Rule 144 promulgated under Securities Act of 1933 (the "Act") as presently in effect, and understands the resale limitations imposed thereby and by the Act and regulations promulgated thereunder.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor

acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i) Each Investor understands that no public market now exists for the Securities and that the Company has made no assurances that a public or private market will ever exist for the Securities, and accordingly, Investor may never be able to sell to any third party the Securities issued hereunder.

(j) Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(k) Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS CORPORATION IS A PUBLIC BENEFIT CORPORATION FORMED PURSUANT TO SUBCHAPTER XV OF THE DELAWARE GENERAL CORPORATION LAW. THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate

the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the Majority SAFEs.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

EVERYTABLE, PBC:

By: _____

    Name: _____Sam Polk_____

    Title: _____Chief Executive Officer_____

Address: 1101 West 23rd Street_____

_____Los Angeles, CA 90007_____

Email:crowd@everytable.com_____

INVESTOR:

By: _____

    Name:_____

Address:_____

_____

Email:_____

EVERYTABLE, PBC

Unaudited Financial Statements for the Years

Ended December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

January 24, 2017

To: Board of Directors, Everytable, PBC
        Attn: David Foster
                david@everytable.com

Re: 2017-2016 Financial Statement Review
        Everytable, PBC

We have reviewed the accompanying financial statements of Everytable PBC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and cash flows for the periods thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for



them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

EVERYTABLE, PBC
BALANCE SHEET
As of December 31, 2017 and 2016
(Unaudited)

	2017	2016
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$4,550,418	$1,140,918
Accounts receivable	2,238	718
Prepaids	19,814	0
Inventory	32,109	0
Total Current Assets	4,604,579	1,141,636
Non-Current Assets:		
Property and equipment, net	801,579	277,651
Security deposits	55,387	44,618
Total Non-Current Assets	856,966	322,269
TOTAL ASSETS	$5,461,545	$1,463,905
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$190,582	$21,377
Accrued expenses	96,413	84,479
Deferred rent	93,341	0
Accrued interest on convertible notes	0	45,358
Convertible notes	0	1,255,000
Total Current Liabilities	380,336	1,406,212
Non-Current Liabilities:		
Convertible notes	0	1,662,000
Total Non-Current Liabilities	380,336	1,662,000
TOTAL LIABILITIES	380,336	3,068,212
Stockholders' Equity (Deficit):		
Common stock, 15,831,059 shares authorized, par value $0.0001; 5,632,760 and 5,264,583 shares issued and outstanding as of December 31, 2017 and 2016, respectively	563	526
Additional Paid-in Capital	0	0
Preferred stock, 9,610,879 shares authorized, 8,628,267 and 0 shares issued and outstanding as of December 31, 2017 and 2016, respectively	9,641,633	0
Accumulated deficit	(4,560,987)	(1,604,835)
Total Stockholders' Equity (Deficit)	5,081,209	(1,604,309)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$5,461,545	$1,463,905

See accompanying notes to the financial statements.

EVERYTABLE, PBC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2017 and 2016
(Unaudited)

	2017	2016
Revenues, net	$1,357,775	$222,313
Restaurant operating costs (exclusive of depreciation and amortization shown separately below):		
Cost of food and paper products	580,913	123,556
Labor	1,864,455	177,787
Occupancy	475,364	118,357
Other operating costs	194,725	172,577
General and administrative	529,180	821,063
Marketing	204,437	260,888
Depreciation and amortization	355,607	69,413
Total Operating Expenses	4,204,681	1,743,641
Operating Loss	$(2,846,906)	$(1,521,328)
Interest Expense, net	109,246	40,078
Net Loss	$(2,956,152)	$(1,561,406)

See accompanying notes to the financial statements.

EVERYTABLE, PBC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2017 and 2016
(Unaudited)

| | Common Stock | | | | |
	Shares	Common Stock	Preferred Stock	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance as of December 31, 2015	5,000,000	$500	$0	$(43,429)	(42,929)
Issuance of Restricted common stock	264,583	26	0	0	26
Net Loss	0	0	0	(1,561,406)	(1,561,406)
Balance as of December 31, 2016	**5,264,583**	**526**	**0**	**(1,604,835)**	**(1,604,310)**
Sale of Preferred Stock	0	0	4,484,279	0	4,484,279
Issuance of Restricted Common Stock	368,177	37	0	0	37
Conversion of Convertible Notes	0	0	5,157,354	0	5,157,354
Net Loss	0	0	0	(2,956,152)	(2,956,152)
Balance as of December 31, 2017	**5,632,760**	**$563**	**$9,641,633**	**$(4,560,987)**	**$5,081,209**

See accompanying notes to the financial statements.

EVERYTABLE, PBC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2017 and 2016
(Unaudited)

Cash Flows From Operating Activities	2017	2016
Net Loss	$(2,956,152)	$(1,561,406)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	355,607	69,413
Interest deferred and capitalized	109,246	43,295
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	(1,520)	(718)
(Increase) decrease in inventory	(32,109)	0
(Increase) decrease in prepaids	(19,814)	0
(Increase) decrease in security deposits	(10,769)	(39,868)
Increase (decrease) in accounts payable	169,205	21,377
Increase (decrease) in accrued liabilities	11,934	92,181
Increase (decrease) in deferred rent	93,341	0
Net Cash Used In Operating Activities	(2,281,031)	(1,375,726)
Cash Flows From Investing Activities		
Purchase of property and equipment	(879,535)	(354,647)
Net Cash Used In Investing Activities	(879,535)	(354,647)
Cash Flows From Financing Activities		
Proceeds from issuance of stock	37	26
Proceeds from issuance of convertible notes	2,085,750	1,662,000
Proceeds from sale of preferred stock	4,484,279	0
Net Cash Provided By Financing Activities	6,570,066	1,662,026
Net Change In Cash and Cash Equivalents	3,409,500	(68,347)
Cash and Cash Equivalents, at Beginning of Period	1,140,918	1,209,265
Cash and Cash Equivalents, at End of Period	$4,550,418	$1,140,918
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0
Issuance of preferred stock upon conversion of convertible notes and accrued interest	$5,157,354	$0

See accompanying notes to the financial statements.

NOTE 1 - NATURE OF OPERATIONS

Everytable, PBC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on October 14, 2015 ("Inception") in the State of Delaware. The Company's headquarters is located in Los Angeles, California. The Company is registered in Delaware as a public benefit corporation as a demonstration of our long-term commitment to our mission to increase the population's access to affordable healthy meals.

Since Inception, the Company has relied on securing loans and selling securities to fund its operations. As of December 31, 2017, the Company had not achieved profitability and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign and proceeds from prior sales of equities (see Note 11) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Reclassifications
Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Accounts Receivable
Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31, 2017 and 2016, no allowance was recorded as all

receivables are expected to be collected.

Inventory
Inventories consist primarily of finished goods eyewear. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO). As of December 31, 2017 and 2016, inventories consisted of food, beverage and paper products.

Property and Equipment
Property and equipment, which includes computer equipment, are stated at cost.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss in reflected in income for the period.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Accounting for Convertible Notes and Securities with Beneficial Conversion Features
The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a delivative financial instrument. In circumstances where a host investment contains more than one embedded derivative instrument, including a conversion option. that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single compound derivative investment. Also, in connection with the sale of convertible debt and equity investments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative liabilities rather than as equity.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the investment through periodic charges to interest expense, using the effective interest method.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income truces represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2017 and 2016, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant trucing authority based on its technical merit.

Revenue Recognition
We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is

reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer.

Revenues are recognized when the risk of ownership and title passes to our customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and e-commerce channels, net of returns. Generally, we extend credit to our wholesale customers and do not require collateral.

Organizational Costs
In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs
Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15 "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting*", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INVENTORIES

Inventory as of December 31, 2017 and 2016 consisted of the following:

| | December 31, | |
	2017	2016
Food	$ 13,514	$ 0
Beverage	2,369	0
Paper products	16,226	0
	$ 32,109	$ 0

NOTE 4 - PROPERTY AND EQUIPMENT

Property and Equipment as of December 31, 2017 and 2016 consisted of the following:

| | December 31, | |
	2017	2016
Leasehold improvements	$ 858,895	$ 170,914
Equipment	367,704	176,150
	1,226,599	347,064
Less accumulated depreciation	(425,020)	(69,413)
	$ 801,579	$ 277,651

Depreciation expense totaled $355,607 and $69,413 or the years ended December 31, 2017 and 2016, respectively.

NOTE 5 – DEBT

Loans payable
During 2015, the Company issued $1,255,000 of 2% convertible notes (the "2015 Notes") due November 2017. The Notes are unsecured. The Notes are due on November 2017 with accrued interest if the Notes do not covert prior to November 2017.

During 2016, the Company issued $1,662,000 of 2% convertible notes (the "2016 Notes") due at various dates between January and July 2018. The Notes are unsecured. The Notes are due at various dates between January and July 2018 with accrued interest if the Notes do not covert prior to these dates.

During 2017, the Company issued $2,085,750 of 4% convertible notes (the "2017 Notes") due at various dates between March and September 2019. The Notes are unsecured. The Notes are due at various dates between March and September 2019 with accrued interest if the Notes do not covert prior to these dates.

As of December 31, 2017, the Company sold $4,484,279 of preferred stock and therefore the 2015 Notes, 2016 Notes and 2017 Notes converted as a qualified equity had occurred. As part of the conversion in 2017, the principal plus accrued interest was reclassified from a liability on the balance sheet to be shown as preferred stock as equity on the balance sheet.

NOTE 6 –COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

Lease Commitments
The Company leases certain of the facilities under non-cancellable operating lease arrangements that expire at

various dates through 2027. Rent expense includes base contractual rent and variable costs such as building expenses, utilities, taxes, insurance and equipment rental. Rent expense for these leases was approximately $432,000 and $112,000 during the years ended December 31, 2017 and 2016, respectively.

The Company operates six locations in California.

The following table summarizes the Company's non-cancellable operating leases for each of the next five years and thereafter as of December 31, 2017:

Fiscal Year		Future Minimum Lease Payments
2018		$ 587,028
2019		390,051
2020		403,608
2021		400,660
2022		353,509
Thereafter		1,733,876
Total		$ 3,868,732

NOTE 7 – STOCKHOLDERS' DEFICIT

The Company has the following classes of equity outstanding:

Common stock
Common stock shares are common voting shares primarily issued to founding members as performance-based equity. There are 5,632,760 shares of common stock outstanding as of December 31, 2017. A total of 15,831,059 shares have been authorized. The Company issued 368,177 and 264,583 restricted shares to founding members as performance-based equity with a value of $37 and $26 for the years ended December 31, 2017 and 2016, respectively. Restricted shares vest over one to four years. The fair value of the stock as of the date of grant was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company,

Preferred stock
The Company has $9,651,633 of preferred stock. The 2015 Notes, 2016 Notes and 2017 Notes converted into Series A-1 and Series A-2 preferred stock. The Company issued $4,484,279 of Series A preferred stock in December 2017. Series A, A-1 and A-2 have the same rights and liquidation preferences and are senior to the common stock of the Company. As of December 31, 2017, 9,610,879 shares of the Company's preferred stock are outstanding.

NOTE 8 – STOCK-BASED COMPENSATION

Stock Option Plan
The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 1,000,000 shares of restricted common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over one to four years.

The Company issued 354,010 and 264,583 restricted shares to founding members as performance-based equity with a value of $36 and $26 for the years ended December 31, 2017 and 2016, respectively.

On June 1, 2016, the Company issued a warrant which entitled an investor to purchase 25,000 shares of common stock of the Company for a purchase price per share of $0.0001. The warrant expires seven years after the original date of grant.

NOTE 9 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From inception to December 31, 2017, the Company had net operating losses. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the years ended December 31, 2017 or 2016.

The Company is subject to tax in the U.S and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 10 – GOING CONCERN

Since inception, we have relied upon debt financing to fund operating losses. As of December 31, 2017, we had not achieved profitable results and we will incur additional costs prior to becoming profitable. Operating at a loss and having negative cash flows from operations for the first several years of business is typical in the retail industry; thus, raising capital is a top priority in order for the Company to continue its development. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign, additional debt and/or equity financings, and funds from revenue producing activities when such can be realized. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 11 – SUBSEQUENT EVENTS

Preferred Stock
The Company raised $475,000 from the sale of Series A preferred stock in January 2018.

Anticipated Crowdfunded Offering
The Company is offering up to 1,070,000 Simple Agreement for Future Equity ("SAFEs") for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $50,000 in the Crowdfunded Offering and up to $1,070,000 maximum. The company must receive commitments from investors totaling the minimum amount by April 1, 2018 (the "Offering Deadline") in order receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation
Management has evaluated subsequent events through January 24, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Time code	Speaker	Audio
00:00:01	Sam Polk	The most popular restaurants in America are McDonald's and Taco Bell and these are places that are selling full meals for seven dollars and recently there has been this explosion of demand for healthy food, but the truth is the restaurants that have popped up to meet that demand are all in affluent neighborhoods and they're all selling the you know healthy salads and green juices for twelve or fifteen dollars. There hasn't been a restaurant concept yet that has been able to meet that need at a price that makes it affordable and accessible on the daily basis for everyone.
00:00:39	David Foster	Welcome
00:00:40	Dorcia White-Brake	Welcome
00:00:40	Sam Polk	Welcome
00:00:41	Juan Bravo	Welcome to EveryTable
00:00:43	David Foster	The way EveryTable works is we have a central kitchen, everyday we're preparing fresh, delicious food from scratch. Nothing is processed, a lot of you know whole food ingredients, produce, healthy lean proteins
00:00:55	Sam Polk	Some of the best chefs in the country are making real meals from scratch but then packaging them in grab and go containers and then sending them off to the different restaurants.
00:01:05	David Foster	And then each day we're driving from the kitchen to each of our locations and dropping off those fresh meals. It also means that the locations that we operate, the restaurants that we operate, or the stores that we operate can be very small and compact.
00:01:17	Sam Polk	Instead of having ten people you only really need two and in order to build them out its much less expensive because you don't have to build a kitchen in every restaurant.
00:01:26	David Foster	So that savings means that we can charge people a lot lot less than they're accustomed to paying for healthy fresh food. The same exact product goes to each store, but depending on the affordability for that community we charge a different price.
00:01:38	Dorcia White-Brake	It's so affordable that you cannot not eat here. You have no more excuses. I hear the same kind of thing over and over like.
00:01:47	Juan Bravo	Everybody loves the concept
00:01:48	Dorcia White-Brake	Can't believe the prices

00:01:49	David Foster	You know its such a game changer for them
00:01:51	Dorcia White-Brake	I hear how good the food is
00:01:53	David Foster	Carnitas burrito bowl
00:01:55	Sam Polk	Jamaican Jerk Chicken with coconut, beans and rice and plantains
00:01:59	Dorcia White-Brake	Yucatan chili
00:02:01	Sam Polk	Yeah we're opening a crowdfunding campaign and we're trying to raise 50,000 thousand dollars.
00:02:05	David Foster	It is intended to fund the growth of the company so we really want to see this grow to ten to twelve locations within the next 12 months.
00:02:13	Sam Polk	That's at least 1 place selling healthy, fresh food that is truly affordable.
00:02:18	David Foster	You know the reason we're crowdfunding is that a lot of people that come into the stores and a lot of people that have encountered the brand really want to participate in some way beyond just buying a meal.
00:02:26	Sam Polk	Honestly, that's really about allowing everybody who's passionate about our company and our movement have a stake in the company and the movement that we are building.
00:02:36	Dorcia White-Brake	I want to bring good, healthy food into my house, and sometimes it's just not easy to find what it is that I need to make my kids healthy. You can help continue that by supporting us
00:02:49	David Foster	Join us at EveryTable and help us make healthy affordable food available to everyone know matter where you live



Company Name	Everytable
Logo	
Headline	Reimagining fast food with fresh, nutritious meals everyone can afford
Cover photo	



Hero Image



Tags Food, Social Impact, Retail, B2C

Pitch text

Deal Highlights

- Innovative restaurant chain selling fresh, chef-crafted meals at fast-food prices.
- "Bite-sized" buildout costs (~$200,000 per location), and simple, efficient store-level operations.
- 4.5+ Yelp Stars in all locations (as of January 25, 2018).
- Covered by 200+ media outlets: Over 2B media impressions!
- Raised over $10M from investors include Lerer Hippeau Ventures, TOMS Social Enterprise Fund, Acumen America, M13 Capital, Rams Football Company, Dom Capital, Kimbal Musk, and Jon Sokoloff (Board of Whole Foods).

Our mission is to reinvent fast food to make fresh, nutritious food affordable & accessible for all

On almost every major street corner in America, fast food joints sell burgers, fries, and chicken nuggets. These multi-billion dollar businesses have become the landscape of America, the food system itself.

But the world is changing. People are searching for healthier, fresher fare.

Problem

There has been an explosion in demand for nutritious, fresh, and convenient meals, but only in certain markets and at high price points.

 

Yet there are companies profitably serving all markets at low prices.

 

Demand for healthy food is exploding, but the truth is that when salads cost $13 and green juice costs $9, healthy food has become a luxury most people can't afford.

And there are some communities, called food deserts, that have virtually no access to healthy food at all.



Solution

The New Fast Food

Fast, Fresh, Healthy & Priced for the People

Everytable aims to redefine the food landscape the same way McDonald's did fifty years ago. But this time, instead of burgers and fries, we are selling nutritious, fresh food, at fast-food prices.

Allow us to reintroduce you to fast food.

Salads & Grain Bowls





Kale Caesar Salad with Chicken (GF)

Shredded Chicken Breast, Kale, Cabbage, Grape Tomatoes, Parmesan Cheese, Parmesan Crisps, Fresh Lemon

Calories: 370 | Protein: 32g

Vietnamese Chicken Salad (GF)

Lemongrass Chicken, Mung Bean Noodles, Pickled Carrots and Cauliflower, Kale, Radish, Cucumber, Mint, Peanuts, Spicy Chili-Lime Vinaigrette

Calories: 430 | Protein: 22g





Ensalada Fresca (V, GF)

Mesclun, Cabbage, Red Bell Pepper, Roasted Corn, Black Beans, Sharp Cheddar, Pickled Red Onion, Cilantro, Salsa Verde Dressing

Calories: 370 | Protein: 19g

Ensalada Fresca with Chicken (GF)

Shredded Chicken Breast, Mesclun, Cabbage, Red Bell Pepper, Roasted Corn, Black Beans, Sharp Cheddar, Pickled Red Onion, Salsa Verde Dressing

Calories: 360 | Protein: 36g

Hot Plates



Puebla Chicken Tinga (GF)

Spicy Chicken in Chipotle Sauce, Black Beans, Everytable Grain Blend, Chayote Roasted Onions and Peppers, Cilantro, Grape Tomatoes

Calories: 430 | Protein: 33g



Jamaican Jerk Chicken (GF)

Smoked Chicken, Rice, Beans, Kale, Carrot, Plantain, Spicy Jerk BBQ Sauce

Calories: 540 | Protein: 32g



Smoked Salmon Bibimbap (GF)

Smoked Salmon, Everytable Grain Blend, Pickled Cauliflower and Red Onion, Kale, Carrots, Mushrooms, Edamame, Bean Sprouts, Toasted Sesame Seeds, and Gochujang Sauce

Calories: 540 | Protein: 37g



Cajun Blackened Fish (GF)

Blackened Fish, Braised Collard Greens, Black-Eyed Peas, Sweet Potato Puree, Maple Pecan Crunch

Calories: 390 | Protein: 28g

Here's how we are making it happen:



Cooking

Meals are produced
in Everytable's central
commissary kitchen

Everytable
Locations



Fresh meals are
delivered daily to each
Everytable location





Sales

Fresh meals are sold
grab & go style at
Everytable locations

Centralized production results in incredible efficiencies in the kitchen and makes our locations significantly cheaper to build and operate. They only need enough space to store our delicious food and can be run by a couple employees!

We have locations in food deserts and in affluent areas. To ensure that everyone can afford our meals, we price them according to the neighborhoods we serve.



Varying prices creates equality of access and a much larger addressable market

Traction



BUSINESS INSIDER

"One of the chains disrupting the fast food industry."



5 locations in less than a year



$ 1,000,000 Capex
Approximately
$ 2,000,000
Run-rate revenue



Negotiating
distribution deals
with grocery stores,
hospitals, and gyms

Quarterly Revenue



Yelp Reviews and Ratings

"I was dumbfounded by how this company was able to charge such low prices that I had to look them up. Come to find out they help the community too! Their motto is to introduce healthy and delicious meals to low income areas to help fight obesity and diseases. I mean seriously?! I would eat here everyday just to support this great cause plus their meals are just that good. Not to mention, their menu changes by the season! Absolutely genius!"



"We need more places like this in the community"

"I love the mission"

"The whole restaurant concept is so efficient"



South LA ★★★★ 189 reviews   Santa Monica ★★★★ 43 reviews

Downtown LA ★★★★ 44 reviews   Century City ★★★★ 22 reviews

Baldwin Hills ★★★★ 47 reviews

Press

Covered by 200+ Media Outlets: Over 2B Media Impressions



Investors



Seed Round	Bridge Round	Series A
$2.9M Raised	$2.1M Raised	~$5M Raised

• Institutional investors include: Lerer Hippeau & TOMS Social Enterprise Fund.

• 65+ Angel Investors including founder of Anchorage Capital, Managing Partner of Leonard Green, and Peter Buffett.

• New Investors include: Dom Capital & Acumen America.

• Significant number of original investors re-invested.

• Acumen America & Occidental Investments Lead.

• New investors include Kimbal Musk.

• Significant number of original investors re-invested.

What's Next



Launch Phase	Hub & Spoke Validation	Store & Distribution Channel Growth	Rapid Expansion
2016	2017	2018	2019
# of Stores: 1	# of Stores: 5	# of Stores: ~12	# of Stores: 20+
# of Hubs: 0	# of Hubs: 1	# of Hubs: 1	# of Hubs: 1
Geography	**Geography**	**Geography**	**Geography**
South LA	LA	LA	National expansion
Distribution	**Distribution**	**Distribution**	**Distribution**
South LA - Hoover store opened in July	Company-owned locations Business catering Other 3P	Company-owned locations Business catering Grocery and Other 3P	"Omni-retail" distribution Mix of company-owned and francised locations

The above graphic includes forward-looking statements. Actual results may differ from forecast.

Founders and Team



Our Story

In 2013 Sam Polk, a former hedge fund trader, founded a nonprofit called Groceryships to address food-related health problems in South LA, where the average income is $13,000 a year, life expectancy is 10 years lower than more affluent areas, and diseases like obesity and diabetes are alarmingly high. Groceryships began helping family food providers make healthy choices through nutrition education, cooking classes, free produce, and support groups.

In 2014 David Foster, a former private equity professional, was so inspired by a Groceryships event that he decided to join the nonprofit full-time.

That year, Sam and David began hearing from Groceryships participants that while fresh produce was great, they often had to buy food on the go because they were juggling multiple jobs and large families. And in South LA, their only options were fast food.

Sam and David saw an opportunity to help families like these. So they created a model for a new company that would sell nutritious food in "food deserts" like South LA at prices competitive with fast food.

Groceryships was built on the belief that every life is equally important. Sam and David wanted this core value embedded in the new company, so they called it Everytable, reflecting a mission to bring healthy, affordable food to every table in the country, with no one left out.

Everytable, PBC was formed as a Delaware Public Benefit Corporation, which means that this mission is legally embedded into the company's legal structure.



Sam Polk, Co-founder & CEO

Sam is Co-founder and CEO of Everytable. He's also the founder and Executive Director of the non-profit Groceryships. Prior to becoming a social entrepreneur, Sam was a hedge fund trader on Wall Street. After noticing families in low-income areas struggling with access to nutritious food, he started Groceryships, a non- profit working at the intersection of poverty and obesity. Sam's memoir, For The Love of Money, was published in July 2016 by Scribner. He is a graduate of Columbia University.



David Foster, Co-founder

David is Co-founder of Everytable. David began his career in private equity and investment banking, most recently as a VP at Aurora Capital Group, an LA-based private equity firm. David has always had a passion for social entrepreneurship, which led him to volunteer for Groceryships and eventually join as the Director of Operations. He attended the University of Michigan and earned a degree from the Ross School of Business.



Anar Joshi, VP of Marketing

Anar is VP of Marketing for Everytable. Anar first gained extensive product marketing skills working with startups to build online consumer experiences. With a strong desire to create a lasting community impact, Anar began volunteering with the team in 2015, and later joined full time. Prior, Anar worked in advertising at BBDO Worldwide in New York and PayPal in the Bay Area. Anar is a graduate of University of California, Berkeley's School of Engineering.



Johnny Yoo, Culinary Director

A native of Los Angeles, Johnny Yoo brings exotic flavors and a deep understanding of the LA dining scene to the Everytable menu as Culinary Director. Chef Yoo's interest in food began during his time living in Hawaii and experiencing the cuisine--so much so that when he returned to LA, he enrolled in culinary school. He began his career at Koi under Chef Rodelio Aglibot and spent the following 15 years in pursuit of honing his knowledge, skills, and experience in the kitchens of renowned chefs including David Myers (Sona), Brendan Collins (Melisse), Christopher Eme (Ortolan) and Roy Choi (A-Frame).

Join us!

Join us in reshaping the American food system to make nutritious, fresh food accessible and affordable for all.

Together we can make the world a healthier and more equitable place.

Invest in Everytable

Team

	David Foster	Co-Founder
	Sam Polk	CEO, Co-Founder
	Anar Joshi	VP of Marketing
	Johnny Yoo	Culinary Director

	Christine Hasircoglu	Director of Front of House Operations
	Vanessa Bishop	District Manager
	Justin Koh	Director of Finance & Analytics

Perks

$25	Website Mention (with your consent)
$50	Digital Thank You + Website Mention (with your consent)
$100	Everytable Tote Bag + Digital Thank You + Website Mention (with your consent)
$250	$20 Gift Card + Everytable Tote Bag + Digital Thank You + Website Mention (with your consent)
$500	Gift Card for a Week's Worth of Everytable Meals (10 meals) + Everytable Tote Bag + Digital Thank You + Website Mention (with your consent)
$2,500	Lunch with Founders + Digital Thank You + Website Mention (with your consent)
$5,000	Invitation to VIP dinner to Celebrate our Next Store Opening + Digital Thank You + Website Mention (with your consent)
$25,000	Meet the Team + Meal Prepared by Our Chef for You and the Founders + Digital Thank You + Website Mention (with your consent)
$50,000	Paid Flight Out to Meet the Team (up to $800) + Meal Prepared by Our Chef for You and the Founders + Digital Thank You + Website Mention (with your consent)

FAQ

What is Everytable?	Everytable is reimagining fast food with fresh, nutritious meals everyone can afford. Through our revolutionary model, every meal purchased helps us open locations in underserved communities of LA, where meals are sold at discounted prices.
What is a food desert?	A food desert is a low-income neighborhood with little or no access to healthy,

fresh food. Across America, 23.5 million people live in food deserts (Source). By pricing our meals according to the neighborhoods we serve, we are building a healthier, more equitable food system.

How did you arrive at prices for each community?	We started by creating an efficient, lean business model that enables us to offer fresh, made-from-scratch food at extraordinarily low prices. We then analyzed the incomes in the neighborhoods where we're located and set prices designed to ensure our meals are affordable for the local community.
Does this model already exist? How did you come up with this model?	We're the first to bring a variable pricing model to the industry. We believe healthy food is a human right, and wanted to build a business that made fresh, nutritional food accessible to everyone, in every neighborhood.